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AB 3/22/06

SEC [barcode] ISSION
06005927

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44744 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Global Markets, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State Street Financial Center, One Lincoln Street
(No. and Street)

Boston (City) MA (State) 02111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Helfrich (617)664-3714
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH, D.C. 185

PROCESSED APR 2 7 2006 THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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# OATH OR AFFIRMATION

I, Nicholas Bonn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Global Markets, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Massachusetts
Suffolk County

Signature

Chief Financial Officer
Title

DONNA M. LUTI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 17, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

State Street Global Markets, LLC

Statement of Financial Condition

December 31, 2005

## Contents

Ernst & Young

■ Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors
State Street Global Markets, LLC

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of State Street Global Markets, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst & Young LLP

February 23, 2006

# State Street Global Markets, LLC

## Statement of Financial Condition

December 31, 2005

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $173,589,118 |
| Security segregated pursuant to SEC Rule 15c3-3 | 14,974,125 |
| Deposits with clearing organizations | 1,788,292 |
| Receivable from broker-dealers | 37,315,902 |
| Receivable from customers | 51,219,585 |
| Securities owned, pledged to creditors | 7,204,209 |
| Goodwill | 72,734,167 |
| Other intangible assets, net of accumulated amortization of $678,108 | 18,408,924 |
| Other assets | 25,889,306 |
| Total assets | $403,123,628 |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Securities sold under agreements to repurchase | $ 3,878,286 |
| Securities sold, not yet purchased, at market value | 15,090,957 |
| Payable to broker-dealers | 53,176,344 |
| Payable to customers | 20,451,092 |
| Payable to affiliate | 10,185,126 |
| Accrued expenses and other liabilities | 9,714,125 |
| Total liabilities | 112,495,930 |
| Member's equity | 290,627,698 |
| Total liabilities and member's equity | $403,123,628 |

*See accompanying Notes to Statement of Financial Condition.*

State Street Global Markets, LLC

Notes to Statement of Financial Condition

December 31, 2005

## 1. Accounting Policies

### Organization and Nature of Business

State Street Global Markets, LLC (the Company), a Delaware single member limited liability company, is a wholly-owned subsidiary of State Street Corporation (the Parent). The Company was incorporated on April 21, 1999 and its existence has been deemed perpetual. The Company is a registered broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is engaged as a securities broker-dealer that comprises several classes of services, including principal transactions, agency transactions, investment servicing, and mutual fund distribution. The Company does not extend credit to customers in the form of margin accounts.

### Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual amounts could differ from those estimates.

### Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

### Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

## 1. Accounting Policies (continued)

### Securities Transactions

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and are reported at fair value, with the resulting realized and unrealized gains and losses included in net income. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including dealer price quotations, price activity of similar instruments, and pricing models. Pricing models consider the time value and volatility factors underlying the financial instruments.

### Receivable from and Payable to Broker-Dealers

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable and payable from clearing brokers relate to the aforementioned transactions.

### Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Goodwill is not amortized, but rather evaluated for impairment on at least an annual basis. The effect of any impairment is recorded in the period that it is determined to be impaired. As of December 31, 2005, it was determined that there was no impairment of goodwill. The Company amortizes other intangible assets over their respective useful lives to their estimated residual values. The Company has estimated the useful life of its customer relationship intangibles to be 5 years. Other intangible assets are stated at cost less accumulated amortization.

## 1. Accounting Policies (continued)

### Resale and Repurchase Agreements

Securities purchased under agreements to resell and sales of securities under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities were acquired or sold plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related contract amounts, including accrued interest, and requests additional collateral or returns collateral pledged where deemed appropriate.

### Income Taxes

The Company is a limited liability company and for federal and state income tax purposes is not subject to income taxes. All items of income, expense, gain or loss generated by the Company are reported by the Parent for federal and state income tax reporting purposes.

## 2. Acquisitions

In November 2005, the Company acquired 100% of the membership interests of PDR Services, LLC (PDR) from the American Stock Exchange (Amex) for $18,000,000. PDR is the sponsor for three exchange-traded funds (ETFs): the SPDR Trust, MidCap SPDR trust and DIAMONDS Trust. As a result of the transaction, the license agreements for the three ETFs between the index providers (Standard & Poors and Dow Jones) and the Amex were assigned to the Company. In addition, the Company and the Amex, jointly with PDR, entered into a marketing agreement whereby the Company was assigned exclusively the marketing responsibilities for each ETF.

The transaction was structured to include an advance payment of $18,000,000 plus four quarterly payments per year for each ETF for 11 years. The advance payment, recorded as an intangible asset, will be amortized on a straight-line basis over the life of the contract. The quarterly payments will be calculated according to a formula that is based on the assets under management both at the time of closing of the transaction and at the time of each quarterly payment. On a net-present-value basis, the aggregate future quarterly payments are expected to range from approximately $39 to $47 million.

Accumulated amortization related to this intangible asset was $246,576 as of December 31, 2005.

**2. Acquisitions (continued)**

In August 2004, the Company acquired the commission recapture business of New England Pension Consultants, Inc. (NEPC) for a total purchase agreement price of $1,400,000. On February 4, 2005, the Company paid the remaining $300,000 under the agreement for the successful handling and communication by NEPC of non-consenting clients. This amount was recorded as goodwill.

Accumulated amortization related to this intangible asset was $199,500 as of December 31, 2005.

**3. Security Segregated Under Federal Regulations**

A U.S Treasury bill has been segregated in a special reserve account for the benefit of customers in accordance with SEC Rule 15c3-3.

**4. Securities Owned and Sold, Not Yet Purchased**

At December 31, 2005, securities owned and sold, not yet purchased, at fair value (including those pledged to creditors) were as follows:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Commercial paper | $1,190,701 | $ – |
| U.S. government and agencies | 154,000 | – |
| Equities | 5,859,508 | 15,090,957 |
| | $7,204,209 | $15,090,957 |

Securities owned, pledged to creditors represent collateral pledged to lenders for short-term borrowings and securities sold under agreements to repurchase on terms that permit the counterparty to sell or repledge the securities to others.

**5. Concentrations of Credit Risk**

The Company provides investment and related services to a diverse group of domestic customers, including institutional investors and broker-dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored and counterparties are required to provide additional collateral as necessary.

**6. Fair Value of Financial Instruments**

Management estimates that at December 31, 2005, the aggregate net fair value of financial instruments recognized in the statement of financial condition (including cash, securities, receivables, payables, and accrued expenses) approximates their carrying value. Such financial instruments are short-term in nature, bear interest at current market rates, or are subject to repricing generally on a daily basis.

**7. Contingent Liabilities and Guarantees**

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligation. Credit risk represents the maximum potential accounting loss the Company faces due to the possible nonperformance by customers.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

## 7. Contingent Liabilities and Guarantees (continued)

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company. Customer trades pending at December 31, 2005 were settled without an adverse effect on the Company's statement of financial condition. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

## 8. Net Capital Requirements

As a registered broker-dealer with the SEC, the Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1. The Company has elected to compute its net capital requirements under the Alternative Standard provided for in the Rule, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At December 31, 2005, the Company's net capital was $186,747,356, which was $186,497,356 in excess of the minimum required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital to comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.

## 9. Related-Party Transactions

### Cash

Included in cash and cash equivalents in the statement of financial condition is $3,941,512 which is held on deposit at State Street Bank and Trust Company (State Street), an affiliate of the Company.

## 9. Related-Party Transactions (continued)

### Servicing of Conduits

The Company provides servicing for commercial paper conduits administered by State Street. State Street provides liquidity lines and credit enhancements through liquidity asset purchase agreements and standby letters of credit to these commercial paper conduits.

### Short-Term Funding

The Company meets its short-term financing needs by entering into repurchase agreements with various financial institutions and State Street.

### Employee Benefit Plans

The Company's employees are covered under State Street's benefit plans. The noncontributory pension plan and defined contribution plan of State Street are also available to eligible employees of the Company.

## 10. NASD Letter of Acceptance, Waiver and Consent (AWC)

In November 2005, NASD accepted an AWC from the Company for failing to properly report 14,073 transactions, or 89% of its aggregate self-cleared corporate bond transactions to NASD's Trade Reporting and Compliance Engine (TRACE) and failing to properly report 390 transactions, or 79%, of its aggregate self-cleared municipal bond transactions to the Municipal Securities Rulemaking Board (MSRB). The total dollar amount of the unreported corporate and municipal bond transactions exceeded $5 billion. The Company was censured and fined $1,400,000 as a result of this action.

# Statement of Financial Condition

State Street Global Markets, LLC
December 31, 2005